Exhibit 99.1

               Internet Gold Reports Financial Results For Q1 2010

         - Transitional Quarter Before IGLD Commences Incorporation of
                              Bezeq's Financials -

PETACH TIKVA, Israel - May 24, 2010 - Internet Gold (NASDAQ Global Market and
TASE: IGLD) today reported its financial results for the first quarter ended March 31, 2010.

Q1 Was A Transitional Quarter For Internet Gold

The first quarter of 2010 was a transitional period for Internet Gold as it completed its final preparations for the acquisition by its subsidiary, (approximately 76.25%-owned), B Communications (NASDAQ Global Market and TASE:
BCOM) of the controlling interest (approximately 30.43%) in Bezeq - The Israel Telecommunication Corp., Ltd. ("Bezeq") in consideration for approximately NIS
6.5 billion shekels (approximately US $1.75 billion). The transaction was completed on April 14, 2010, subsequent to the end of the quarter.

As a prerequisite for regulatory approval of the Bezeq transaction, the Company sold its legacy communications business as of January 1, 2010 to a wholly-owned subsidiary of Ampal-American Israel Corporation for NIS 1.2 billion (US $323 million), generating a capital gain of NIS 60 million (US $16.2 million). This gain is included in Internet Gold's first quarter results.

The Company's operating results for the first quarter reflect neither the operations of its legacy communications business, which were divested as of the first day of the quarter, nor the results of Bezeq, whose results will not be consolidated into the Company's financial statements until the second quarter of 2010. In the first quarter of 2010, Bezeq reported revenues of approximately NIS
2.9 billion (US $785 million), operating profit of NIS 874 million (US $235 million) and net profit of NIS 642 million (US $173 million).

Adoption of International Financial Reporting Standards (IFRS) and Related Effect on Internet Gold's First Quarter Results In contemplation of its acquisition of the controlling interest in Bezeq, on January 1, 2010, the Company adopted the IFRS as issued by the International Accounting Standards Board, which are the financial reporting standards utilized by Bezeq, to replace its previous reporting standard, the Generally Accepting Accounting Principles used in the United States (US GAAP). The transition date to IFRS under First Time Adoption of International Financial Reporting Standards is January 1, 2008, and the Company will provide retrospective comparative financial data to reflect its adoption of IFRS. The Company's Annual Report on Form 20-F for the year ended December 31, 2009, which will be filed during June 2010, will include consolidated financial statements for the years ended December 31, 2008 and 2009 prepared in accordance with the IFRS.

Due to the significant increase in the price of Internet Gold's ordinary shares during the first quarter, most of the holders of the Company's convertible debentures exercised their right to convert their debentures (issued in April 2005 and scheduled to be repaid in April 2015) into the Company's ordinary shares at a conversion price of NIS 50.00 per share (US $13.46 per share) not including adjustment to the change in the Israeli CPI since 2005. As of May 24, 2010, NIS 75.7 million (US$20.4 million) of these convertible debentures had been converted into 1,505,542 shares, including NIS 74.4 million of the debentures into 1,488,048 shares during the first quarter of 2010. This left NIS
3.4 million (approximately $0.92 million) of the convertible debentures outstanding as at March 31, 2010.

In accordance with International Accounting Standard No. 32, the conversion feature in a CPI-linked convertible debenture is classified as a derivative liability. After the initial recognition, the conversion feature (derivative liability) is measured at fair value with changes in fair value recognized immediately in profit or loss as financing income or expense. The debentures are measured after the initial recognition at amortized cost using the effective interest rate method. The changes in fair value that were recognized during the first quarter of 2010 totaled NIS 54 million ($14.5 million), and have been accounted for as non-cash financial expenses.

Comments of Management

Mr. Eli Holtzman, CEO of Internet Gold, commented, "We are very excited to have closed the Bezeq transaction, the realization of our goal to become Israel's leading telecom player. Our current focus is to `digest' this transaction and to execute our well-calculated plan for repayment of the associated debt incurred. Over the longer term, Internet Gold will look to leverage its accumulated know-how and experience in the area of telecommunications and acquisitions and search for accretive global investments which match its growth strategy.

 "We believe this transaction has made IGLD, as well as our subsidiary BCOM, into exceedingly attractive investment opportunities. Beginning in the second quarter, the transaction is expected to increase our revenues nearly ten-fold and boost our profits very significantly. Just as important, the transaction has positioned the IGLD and BCOM shares as Nasdaq-traded vehicles that allow international investors to make leveraged investments in Bezeq, which currently trades only on the Tel Aviv Stock Exchange. As such, we believe the transaction will increase the liquidity of our shares, and further, will create significant additional shareholder value."

Financial Results

As explained above, Internet Gold's results for the first quarter did not include the contribution of its legacy communications business or the results of Bezeq.

Revenues for the first quarter of 2010, which include just Internet Gold's media business, were NIS 19.1 million (US $5.1 million).

Net loss attributable to owners of the Company for the quarter was NIS 33.9 million (US $9.1 million), or NIS 1.88 (US $0.50) per fully diluted share. Net loss included the non-cash financial expense associated with the changes in fair value of realized convertible debentures, as described above, of NIS 54 million ($14.5 million).

For the comparison quarter of 2009, which included the contribution of Internet Gold's legacy communications business, revenues were NIS 302 million and net income was NIS 32.8 million, or NIS 1.61 per fully diluted share.


 Capital Resources

 Internet Gold's cash and cash equivalents as of March 31, 2010 were NIS 2.2 billion (US $597 million). Gross debt was NIS 1.3 billion (U.S. $337 million), resulting in net cash of NIS 966 million ($260 million) as of March, 31 2010.


 --------------------------- -----------------------   ------------------------
                             As of March 31, 2010         As of May 20, 2010
     (in NIS thousands)      (pre-Bezeq transaction)   (post-Bezeq transaction)
 --------------------------- -----------------------   ------------------------
 Cash and Cash Equivalents            2,216                       888
 --------------------------- ------------------------- ------------------------
 Gross Debt                           1,250                      5,815
 --------------------------- ------------------------- ------------------------
 Net Cash (Debt)                        966                      (4,927)
 --------------------------- ------------------------- ------------------------

Share Repurchase Program: During the quarter ended March 31, 2010, the Company did not carry out share buyback activities. The total number of IGLD outstanding shares as of March 31, 2010 was 19,479,986. From the end of the quarter to May 24, 2010, 66,245 shares were repurchased, bringing the total number of outstanding shares as of May 24, 2010 to 19,425,847.

                                       ##

Conference Call Information

Management will host an interactive teleconference to discuss the results today, May 24, 2010, at 9:00 a.m. EDT (16:00 Israel time). To participate, please call one of the following access numbers several minutes before the call begins:
1-888-281-1167 from within the U.S. or 1866-485-2399 from within Canada, 0-800-917-9141 from within the U.K., or +972 3 918-0687 from other international locations.

Additional Notes:

Convenience Translation to Dollars: For the convenience of the reader, the reported NIS figures of March 31, 2010 have been presented in thousands of U.S. dollars, translated at the representative rate of exchange as of March 31, 2010 (NIS 3.713 = U.S. Dollar 1.00). The U.S. Dollar ($) amounts presented should not be construed as representing amounts receivable or payable in U.S. Dollars or convertible into U.S. Dollars, unless otherwise indicated.

About Internet Gold

Internet Gold is a telecommunications-oriented holding company which is a subsidiary of Eurocom Communications Ltd. Internet Gold's primary holding is its 76.25% interest in B Communications Ltd. (TASE and Nasdaq: BCOM), which in turn holds the controlling interest (30.43%) in Bezeq, The Israel Telecommunication Corp., Israel's largest telecommunications provider (TASE: BZEQ). Internet Gold also owns a number of Internet media and e-Commerce companies. Internet Gold's shares are traded on Nasdaq and the TASE under the symbol IGLD.

For further information, please visit our website: www.igld.com

Forward-Looking Statements

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in 012 Smile.Communications' filings with the Securities Exchange Commission. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

For further information, please contact:

Idit Azulay - IR director
i.azulay@igld.com / Tel: +972-3-924-0000

Investor relations contacts:
Mor Dagan - Investor Relations
mor@km-ir.co.il / Tel: +972-3-516-7620

                                               Internet Gold - Golden Lines Ltd.
Consolidated Income Statements
--------------------------------------------------------------------------------


                                                                     Convenience
                                                                translation into
                                                                    U.S. dollars
                                                                    $1=NIS 3.713
                                                                    ------------
                                                   Three-month       Three-month
                                                  period ended      period ended
                                                      March 31          March 31
                                                          2010              2010
                                                 -------------     -------------
                                                   (Unaudited)       (Unaudited)
                                                 -------------     -------------
                                                 NIS thousands     US$ thousands
                                                 -------------     -------------

Revenues                                               19,077            5,138
Cost of revenues                                       15,655            4,216
                                                       ------            -----
Gross profit                                            3,422              921


Selling and marketing expenses                          2,073              558
General and administrative expenses                    15,406            4,149
Capital gain from 012 transaction                      59,652           16,066
                  ---                                  ------           ------

Results from operating activities                      45,595           12,280

Change in fair value of conversion feature
 in CPI-linked convertible debentures                  54,222           14,603
Other financing income                                 33,510            9,025
Other financing expenses                               32,016            8,623
                                                       ------            -----
Financing expenses, net                                52,728           14,201
                                                       ------           ------

Loss before income tax                                 (7,133)          (1,921)
Tax expenses                                          (20,654)          (5,562)
                                                      -------           ------

Net loss                                              (27,787)          (7,483)
                                                      =======           ======


Income (loss) attributable to:
  Owners of the Company                               (33,864)          (9,120)
  Non-controlling interest                              6,077            1,637
                                                        -----            -----
Net loss                                              (27,787)          (7,483)
                                                      =======           ======

Loss per share, basic
Net loss per share                                      (1.83)           (0.49)
                                                        =====            =====
Weighted average number of shares outstanding
 (in thousands)                                        18,458           18,458
                                                       ======           ======

Loss per share, diluted
Net loss (income) per share                             (1.88)           (0.50)
                                                        =====            =====
Weighted average number of shares outstanding
 (in thousands)                                        18,458           18,458
                                                       ======           ======